Dror Ortho-Design, Inc.
Shatner Street 3
Jerusalem, Israel

April 17, 2024

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Robert Augustin, Lauren Nguyen, Jeanne Bennett, and Matthew Derby

Re:	Dror Ortho-Design, Inc. Registration Statement on Form S-1 Originally filed on February 9, 2024 File No. 333-276981 (the “Registration Statement”)

Dear Mr. Augustin, Ms. Nguyen, Ms. Bennett, and Mr. Derby:

On behalf of Dror Ortho-Design, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 5, 2024, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. This letter is being submitted together with the Company’s Amendment No. 1 to the Registration Statement, filed on April 17, 2024 (the “Amendment”).

Registration Statement on Form S-1

Cover Page

1.	We note your common stock is currently quoted on the OTC Pink marketplace. You also disclose that the selling shareholders may sell through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

Response: In response to the Staff’s comment, the Company has revised its disclosures throughout the Amendment, including on the cover page and pages 5 and 46 of the Amendment, to eliminate references to the market price of the Company’s common stock and to clarify that the selling stockholders will sell at a fixed price until the Company’s shares are listed or quoted on an existing public trading market and thereafter at prevailing market prices or privately negotiated prices. The Company also revised its disclosure to include the fixed price.

U.S. Securities & Exchange Commission
April 17, 2024

2.	Please revise your cover page to disclose the differences between your common stock and preferred stock, including any disparate voting and dividend rights.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Amendment to provide disclosure regarding the differences between the Company’s common stock and preferred stock, including any disparate voting and dividend rights.

Summary of the Prospectus, page

3.	Please significantly revise your summary section to describe your current business operations and products. In your revised disclosure, provide balanced disclosure to highlight the stage of your development, recent net losses, lack of revenues and any additional funding needs to develop your business. Also revise the Summary and Risk Factors sections to disclose that your auditor has issued an opinion noting that the accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 11, 49, 51, 55 of the Amendment to highlight the stage of the Company’s development, recent net losses, lack of revenues and additional funding needs to develop its business. The Company has further revised the disclosures on pages 2, 6, 51 and 52 of the Amendment to disclose that its auditor’s issued an opinion noting that the accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

4.	Please revise to highlight in your Summary section that your products are subject to regulatory approval which you have not obtained yet.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 1 of the Amendment to provide additional disclosure regarding the status of the regulatory approvals of the Company’s products.

5.	You state that a customer “can get a perfect smile discreetly and hassle-free even while they sleep with our FDA-cleared proprietary solution.” Revise or provide a basis for this statement for your products.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 49 and 55 of the Amendment to remove this statement.

U.S. Securities & Exchange Commission
April 17, 2024

Business, page 70

6.	You state that “Based on our internal quality assurance and FDA guidance, the Company believes that the second generation Aerodentis Platform will be found to be substantially equivalent to the first generation Aerodentis System and ultimately cleared by FDA for marketing; however, we cannot make any assurances to that effect, nor can we predict the extent to which FDA will require additional information, testing, changes, or other acts prior to engaging in the substantive review that precedes a clearance determination.” Stating, implying or predicting that your medical device will be “substantially equivalent” is not appropriate. Only the FDA or equivalent foreign government entity has the authority to determine that a product candidate is “substantially equivalent”. Please revise or remove your statements that Aerodentis System and Aerodentis Platform, in your belief, are “substantially equivalent.” Please make conforming changes throughout the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 19, 49 and 55 of the Amendment to revise or remove statements that Aerodentis System and Aerodentis Platform, are “substantially equivalent.”

7.	Please provide cites for any articles or studies cited throughout the prospectus. For example, we note your disclosure that “[a]ccording to a 2022 study conducted by Precedent Research, the global clear aligners market size was estimated at $6.29 billion in 2022…”

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 59 and 60 of the Amendment to provide citations for any articles or studies cited throughout the prospectus.

8.	Please revise to provide a status update on your 510(k) application and clarify whether your new product, the “Platform,” will be submitted as a Class II medical device.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 49 and 55 of the Amendment to provide additional disclosure regarding the regulatory approval status of its products, including its “Platform,” and whether such product will be submitted as a Class II medical device.

The Platform, page 72

9.	Please revise to explain how the prototype of the Platform incorporated recent developments in “artificial intelligence, secure wireless and Internet communications with IoT devices.” Also revise to define IoT devices.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 57 of the Amendment to provide disclosure regarding the incorporation of these developments into the Platform and to include the definition of “IoT devices.”

U.S. Securities & Exchange Commission
April 17, 2024

Network of Dental Professionals, page 77

10.	Here and throughout the prospectus, you refer to a “network” of dental professionals and providers. Please revise to describe your dental network and clarify whether you have written agreements with such dental professionals.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 62 of the Amendment to provide additional disclosure regarding its network of dental professionals and that the Company does not have any written agreements with such dental professionals.

Competition, page 79

11.	Please revise to identify any existing competitors in the clear aligner market that use a similar technique and/or have obtained intellectual property rights relating to or similar to those used for your product.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 64 of the Amendment to add clarification relating to the competitors of the Company.

General

12.	We note your disclosures throughout the registration statement that substantially all of your operations are conducted in Israel. Please revise to disclose whether your executive officers and directors reside outside of the United States. Please also add disclosures regarding service of process and enforcement of civil liabilities against the company given its significant foreign operations and disclose, to the extent applicable, difficulties in enforcement against any directors residing outside of the United States.

Response: In response to the Staff’s comment, the Company has included a risk factor on page 7 of the Amendment (1) to disclose that the Company’s executive officers and directors reside outside of the United States and that service of process upon such individuals may be difficult given the Company’s significant foreign operations and (2) to disclose the difficulties in enforcement against the Company’s directors residing outside the United States.

* * * * *

U.S. Securities & Exchange Commission
April 17, 2024

We thank the Staff for its review of the foregoing and the Amendment. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

Dror Ortho-Design, Inc.

By:	/s/ Eliyahu (Lee) Haddad
Eliyahu (Lee) Haddad
Chief Executive Officer

cc: Rick Werner, Esq., Haynes and Boone, LLP